

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

Paul A. Romness
Chief Executive Officer
OS Therapies Incorporated
15825 Shady Grove Road, Suite 135
Rockville, Maryland 20850

>   **Re: OS Therapies Incorporated**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 7, 2024**
>   **File No. 333-279839**

Dear Paul A. Romness:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Index to Financial Statements
Balance Sheet, page F-2

1. Please revise the presentation of your equity shares in the March 31, 2024 and December 31, 2023 financial statements and elsewhere in your filing to retrospectively restate the number of shares to reflect the reverse split. Refer to the guidance in SAB Topic 4C and FASB ASC 505-10-S99-4. Additionally, include disclosures where appropriate in the filing confirming that the reverse stock split has been retrospectively applied for all periods presented

Notes to the Financial Statements
Note 8 - Subsequent Events, page F-22

2. Please provide disclosures about the reverse stock split, effected on June 4, 2024, in the subsequent events note here and as a subsequent note in the notes to the audited financial

statement for the year-ended December 31, 2023.

<u>Report of Independent Registered Public Accounting Firm, page F-23</u>

3.   Please have your independent auditor provide a revised audit report to include a dual date for the reverse stock split effected on June 4, 2024 in accordance with PCAOB - Auditor Reporting, at paragraph .05 of AS 3110, or explain why a revised audit report is not required.

Please contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Spencer G. Feldman